Exhibit 99.1
Wix Reports Third Quarter 2026 Results
•Q3 bookings of $573 million, up 11% y/y, and revenue of $570 million, up 13% y/y, driven by Base44 outperformance
•Base44 now nearing $250 million of ARR, fueled by strong demand and accelerated marketing investments
◦Retention of earliest Base44 user cohort at 12-month mark above expectations with renewal rates improving across subsequent cohorts
•Q3 non-GAAP gross margin of 69%, consistent year-over-year, and up two percentage points sequentially, driven by our proprietary AI model, Base 1:
◦Base44 achieved 58% non-GAAP gross margin in Q3, a significant improvement from near-zero in Q1
◦Still expect Base44’s 2H non-GAAP gross margin to reach ~60%, led by Q4 non-GAAP gross margin improving to above 60%
•Launched Studio Two, a first-of-its-kind advanced AI-powered open ecosystem creation platform for professional designers and agencies

NEW YORK – November 10, 2026 -- Wix.com Ltd. (Nasdaq: WIX) (the “Company”), today reported financial results for the third quarter of 2026. In addition, the Company provided its outlook for the fourth quarter and expectations for the full year 2026. Please visit the Wix Investor Relations website at https://investors.wix.com to view the Q3’26 Shareholder Update and other materials.

"Base44, our biggest bet, continues to outperform expectations, driven by our leading product, clear strategy and relentless execution underpinned by aggressive and necessary investments," said Avishai Abrahami, Co-Founder and CEO of Wix. "Last week, we also launched Wix Studio Two, which I believe is the best editor we have ever built and the first truly open platform product in Wix's history. That openness is what excites me most. We are in an era where professionals move fluidly between AI tools, code and visual design, and they expect their work to move with them. Studio Two was built for exactly that moment. We rebuilt the foundation so that AI generation, visual design on the canvas and standard React code operate as one continuous workflow on the same project – built for exactly where the work of professionals and the technology meet right now. Studio Two is also a statement about where Wix as a whole is heading. Openness is a principle for our entire platform, and over time every one of our products will connect to the tools our users already work with. I can't wait to see what our Partners build with it – and what all of our users will build as this openness extends across Wix."

“We believe our strategic investments in Base44 are positioning us to capture share in a rapidly expanding market – with Base44 ARR today close to $250 million. This milestone is a result of two things: ramping top-of-funnel momentum as well as improving retention of existing users. This quarter marked the one-year anniversary of our first cohort of Base44 users under the Wix umbrella. Retention of this earliest batch of users was strong, with both monthly and annual subscription renewal rates at the 12-month mark above initial expectations. Importantly, renewal rates have steadily increased across each subsequent new user cohort. Subscription mix has also improved, with annual plans accounting for more than 20% of subscriptions purchased by the new September 2026 Base44 cohort - a significant increase from ~5% in the September 2025 cohort. These very positive cohort trends are coupled with significantly improved profitability. We expect Base44 non-GAAP gross margin to exit the year above 60% and approach that of our core Wix business next year – an incredible achievement driven by meaningful reductions in AI inference costs delivered by our proprietary Base 1 model.” said Lior Shemesh, CFO at Wix.

"Finally, an important leadership update. Today we announced that Nir Zohar, our Co-Founder and President, has been appointed Co-CEO alongside me, effective immediately. Nir and I have built Wix together for nearly 20 years, with Nir serving as COO since 2008 and President since 2013, and this change formalizes the partnership that has guided the company throughout that time. Nir will lead our business strategy, go-to-market and operations, overseeing how we grow and scale the company. I will lead product, AI and technology, focusing on what we build and how we bring it to our users. This structure allows me to go even deeper on product and AI, with the company in the hands of someone who understands it as well as I do. I am excited about what Nir and I will build together as we lead Wix into its next phase," finished Abrahami.

Q3 2026 Financial Results
•Total revenue in the third quarter of 2026 was $570.2 million, up 13% y/y
◦Total ARR was $2.021 billion at the end of the third quarter of 2026, up 15% y/y
•Creative Subscriptions revenue in the third quarter of 2026 was $406.7 million, up 14% y/y
•Business Solutions revenue in the third quarter of 2026 was $163.5 million, up 10% y/y
◦Transaction revenue1 in the third quarter of 2026 was $73.1 million, up 12% y/y
•Partners revenue2 in the third quarter of 2026 was $212.4 million, up 11% y/y
•Total bookings in the third quarter of 2026 were $573.0 million, up 11% y/y
◦Creative Subscriptions bookings in the third quarter of 2026 were $407.0 million, up 11% y/y
◦Business Solutions bookings in the third quarter of 2026 were $166.0 million, up 12% y/y
•Total gross margin on a GAAP basis in the third quarter of 2026 was 68%
◦Creative Subscriptions gross margin on a GAAP basis was 82%
◦Business Solutions gross margin on a GAAP basis was 32%
•Total non-GAAP gross margin in the third quarter of 2026 was 69%
◦Creative Subscriptions gross margin on a non-GAAP basis was 83%
◦Business Solutions gross margin on a non-GAAP basis was 33%
•GAAP net loss in the third quarter of 2026 was $13.7 million, or $0.32 per basic and diluted share
•Non-GAAP net income in the third quarter of 2026 was $69.3 million, or $1.64 per basic share and $1.42 per diluted share
•Net cash provided by operating activities for the third quarter of 2026 was $78.3 million, while capital expenditures totaled $3.8 million, leading to free cash flow of $74.5 million
•Excluding restructuring costs, free cash flow for the third quarter of 2026 would have been $99.6 million, or 17% of revenue
•Total employee count at the end of Q3’26 was 4,121

1 Transaction revenue is a portion of Business Solutions revenue, and we define transaction revenue as all revenue generated through transaction facilitation, primarily from Wix Payments, as well as Wix POS, shipping solutions and multi-channel commerce and gift card solutions.
2 Partners revenue is defined as revenue generated through agencies and freelancers that build sites or applications for other users (“Agencies”) as well as revenue generated through B2B partnerships, such as LegalZoom or Vistaprint (“Resellers”). We identify Agencies using multiple criteria, including but not limited to, the number of sites built, participation in the Wix Partner Program and/or the Wix Marketplace or Wix products used (incl. Wix Studio). Partners revenue includes revenue from both the Creative Subscriptions (including Base44) and Business Solutions businesses.

Financial Outlook
For the full year 2026, we are maintaining our top-line guidance. We continue to expect revenue to grow at a low- to mid-teens percentage on a year-over-year basis. We also continue to expect bookings to grow at a low-teens percentage on a year-over-year basis. Growth is anticipated to be driven by Base44’s continued strong growth trajectory through the remainder of the year.

For fourth quarter 2026, we expect revenue to grow at a low-double-digits percentage on a year-over-year basis and expect fourth quarter bookings growth to continue to lag revenue growth as a result of the more immediate impact of Partners softness on bookings.

For full year 2026, we now expect FCF margin excluding acquisition-related and restructuring costs to be approximately 16%, down from the high-teens previously anticipated, primarily due to accelerated sales and marketing investments in Base44. This outlook still assumes Base44 non-GAAP gross margin of approximately 60% in 2H with margin exiting the year above 60%. We expect further gross margin improvement to be reinvested into Base44 sales and marketing in the fourth quarter in order to position ourselves well to capture the continued elevated demand for Base44.

Our aggressive push into marketing is paying off - this is clearly reflected in Base44’s milestone ARR of nearly $250 million today. With the majority of Base44 subscriptions billed monthly and growth expected to ramp through the latter half of the year, we expect the strong ARR momentum this year to gradually translate into bookings and revenue dollars over the coming quarters.

In addition, we expect a working capital headwind in the fourth quarter of ~$10 million related to the prepayment of GPUs required to run our models for the next couple of years.

Conference Call and Webcast Information
Wix will host a conference call to discuss the results at 8:30 a.m. ET on Tuesday, November 10, 2026. A live and archived webcast of the conference call will be accessible from the "Investor Relations" section of the Company’s website at https://investors.wix.com/.
About Wix.com Ltd.
Wix’s vision is to simplify complex technologies and deliver the best tools for every type of user and business to create online. Powered by advanced AI and enterprise-grade infrastructure, Wix is trusted by hundreds of millions of users worldwide. Founded in 2006 and strengthened by the 2025 acquisition of Base44, the no-code application platform, Wix is continuing to build for the future of the internet.
For more about Wix, please visit our Press Room
Media Relations Contact: PR@wix.com

Non-GAAP Financial Measures and Key Operating Metrics
To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: bookings, cumulative cohort bookings, bookings on a constant currency basis, revenue on a constant currency basis, non-GAAP gross margin, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net income (loss) per share, free cash flow, free cash flow on a constant currency basis, free cash flow, as adjusted, free cash flow margins, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP financial expense, and non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or foreign exchange neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Bookings is a non-GAAP financial measure calculated by adding the change in deferred revenues and the change in unbilled contractual obligations for a particular period to revenues for the same period. Bookings include cash receipts for premium subscriptions purchased by users as well as cash we collect from business solutions, as well as payments due to us under the terms of contractual agreements for which we may not have yet received payment. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and the majority of the additional products and services (other than Google Workspace) are recognized as revenues upon receipt. Committed payments are recognized as revenue as we fulfill our obligation under the terms of the contractual agreement. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, acquisition-related and restructuring expenses and sales tax expense accrual and other G&A expenses (income). Non-GAAP net income (loss) represents net income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual and other G&A expenses (income), amortization of debt discount and debt issuance costs and acquisition-related and restructuring expenses and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude the capital expenditures and other expenses associated with the buildout of our new corporate headquarters, and cash acquisition-related and restructuring expenses. Free cash flow margins represent free cash flow divided by revenue. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Acquisition-related expenses include transaction costs and retention payments that would not otherwise have been incurred by us in the normal course of our business. Non-GAAP financial expense represents financial expense calculated in accordance with GAAP as adjusted for unrealized gains of equity investments, amortization of debt discount and debt issuance costs and non-operating foreign exchange expenses. Non-GAAP tax expense represents tax expense calculated in accordance with GAAP as adjusted for provisions for income tax effects related to non-GAAP adjustments.
The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.
For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow margin, free cash flow margin, excluding acquisition-related and restructuring costs and the impact of our repurchase program, free cash flow, as adjusted, bookings, cumulative cohort bookings, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating expenses as a percentage of revenue, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on our future financial results.
Wix also uses Creative Subscriptions Annualized Recurring Revenue (ARR) as a key operating metric. Creative Subscriptions ARR is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) the total monthly revenue of all Creative Subscriptions (including Base44) in effect on the last day of the period, other than domain registrations; (ii) the average revenue per month from domain registrations multiplied by all registered domains in effect on the last day of the period; and (iii) monthly revenue from other partnership agreements including enterprise partners, in effect in the last month of the period. Business Solutions Annualized Recurring Revenue (ARR) is calculated as Business Solutions Monthly Recurring Revenue (MRR) multiplied by 12. Business Solutions MRR is calculated as the total monthly value of Business Solutions subscriptions in effect on the last day of the period. Business Solutions subscriptions include, but are not limited to, subscriptions such as Google Workspace, Email Marketing, and recurring paid ads.

Forward-Looking Statements
This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “subject,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the quarterly and annual guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and partners to our various offerings, and generate new paid subscriptions, in particular as we continuously adjust our marketing strategy and as the macro-economic environment continues to be turbulent; our expectation that we will be able to increase the average revenue we derive per paid subscription, including through our partners; our expectation that new products and developments (such as Wix Harmony, Studio Two, and/or our proprietary LLMs), as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions and our Studio Two product, as well as the “vibe-coding” market and our Base44 offering; our expectations regarding our ability to develop relevant and required products using artificial intelligence (“AI”), the legal and regulatory environment impacting AI and AI-related activities; cybersecurity, privacy and intellectual property, and potential competitive impacts from AI tools (including the impact on our business of users and potential users choosing to build their online presence using other AI products), and other risks associated with AI technologies; our assumption that historical user behavior can be extrapolated to predict future user behavior, in particular during turbulent macro-economic environments; our prediction of the future revenues and/or bookings generated by our user cohorts and our ability to maintain and increase such revenue growth, as well as our ability to generate and maintain elevated levels of free cash flow and profitability, including our ability to scale Base44 usage and revenue and improve its gross margins; our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to improve our user support function through our Customer Care team, and continue attracting registered users and partners, and increase user retention, user engagement and sales; our ability to successfully expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectation regarding the impact of fluctuations in foreign currency exchange rates, interest rates, inflation, potential illiquidity of banking systems, and other recessionary trends on our business; our expectations relating to the repurchase of our ordinary shares and/or convertible notes pursuant to our repurchase program, or as required; our expectation that we will comply with the restrictions under our Credit Agreement; our expectation that we will effectively manage our infrastructure; our expectation that we will efficiently and successfully manage cybersecurity risks and incidents; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, including as a result of elevated costs related to AI, Base44, and Wix Harmony, and our increased sales and marketing investments; our expectation with respect to future sales of our ordinary shares by directors, officers or large shareholders; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of the war and hostilities between Israel and Hamas, Hezbollah, Iran and the Houthi movement in Yemen and/or the Ukraine-Russia war and any escalations thereof and potential for wider regional instability and conflict; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel; and our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners, large enterprise-level users and to grow our activities, including through the adoption of our Wix Studio product, with these customer types as anticipated; and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission on March 5, 2026. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Revenues
Creative Subscriptions	$406,709	$356,174	$1,187,420	$1,039,306
Business Solutions	163,456	149,020	486,974	429,469
	570,165	505,194	1,674,394	1,468,775

Cost of Revenues
Creative Subscriptions	72,600	59,101	232,143	169,299
Business Solutions	110,749	100,827	331,728	295,761
	183,349	159,928	563,871	465,060

Gross Profit	386,816	345,266	1,110,523	1,003,715

Operating expenses:
Research and development	169,432	172,025	523,335	434,257
Selling and marketing	193,192	137,428	574,487	362,146
General and administrative	40,603	43,184	130,522	132,972
Restructuring and other costs	—	—	27,109	—
Total operating expenses	403,227	352,637	1,255,453	929,375
Operating income (loss)	(16,411)	(7,371)	(144,930)	74,340
Financial income (expenses), net	212	14,926	7,417	(17,619)
Other income (expenses), net	(134)	4,136	(160)	4,323
Income (loss) before taxes on income	(16,333)	11,691	(137,673)	61,044
Income tax benefit (expenses)	3,264	(12,280)	(7,378)	29,836
Loss from equity method investment	626	—	2,469	—
Net income (loss)	$(13,695)	$(589)	$(147,520)	$90,880

Basic net income (loss) per share	$(0.32)	$(0.01)	$(3.13)	$1.63
Basic weighted-average shares used to compute net income (loss) per share	42,324,613	55,651,271	47,165,694	55,754,920

Diluted net income (loss) per share	$(0.32)	$(0.01)	$(3.13)	$1.55
Diluted weighted-average shares used to compute net income (loss) per share	42,324,613	55,651,271	47,165,694	58,686,501

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period ended
	September 30,	December 31,
	2026	2025
Assets	(unaudited)	(audited)
Current Assets:
Cash and cash equivalents	$703,434	$311,356
Restricted cash	—	5,520
Short-term deposits	10,001	385,280
Restricted deposits	97	222
Marketable securities	331,984	483,859
Trade receivables	44,589	41,525
Prepaid expenses and other current assets	72,532	96,252
Total current assets	1,162,637	1,324,014

Long-Term Assets:
Prepaid expenses and other long-term assets	60,248	33,847
Property and equipment, net	108,302	114,419
Equity method investment	3,127	4,851
Deferred tax asset	97,607	94,549
Marketable securities	—	474,198
Intangible assets, net	25,743	31,810
Goodwill	135,021	135,021
Operating lease right-of-use assets	305,482	398,265
Total long-term assets	735,530	1,286,960

Total assets	$1,898,167	$2,610,974

Liabilities and Shareholders' Deficiency
Current Liabilities:
Trade payables	$105,004	$74,811
Employees and payroll accruals	103,664	110,526
Deferred revenues	783,825	737,346
Credit facility loans	500,073	—
Accrued expenses and other current liabilities	273,287	146,716
Operating lease liabilities	45,717	43,262
Total current liabilities	1,811,570	1,112,661
Long Term Liabilities:
Deferred revenues	127,444	116,991
Deferred tax liability	788	3,923
Convertible notes, net	1,129,629	1,125,769
Other long-term liabilities	172,477	200,054
Operating lease liabilities	345,992	417,578
Total long-term liabilities	1,776,330	1,864,315

Total liabilities	3,587,900	2,976,976

Shareholders' Deficiency
Ordinary shares	66	104
Additional paid-in capital	2,529,532	2,067,407
Treasury shares	(3,223,538)	(1,600,156)
Accumulated other comprehensive income	2,623	17,539
Accumulated deficit	(998,416)	(850,896)
Total shareholders' deficiency	(1,689,733)	(366,002)

Total liabilities and shareholders' deficiency	$1,898,167	$2,610,974

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$(13,695)	$(589)	$(147,520)	$90,880
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	5,938	6,190	17,903	18,426
Amortization	2,022	1,370	6,067	4,077
Share based compensation expenses	50,747	59,565	161,065	179,265
Amortization of debt discount and debt issuance costs	1,288	959	3,860	2,548
Changes in accrued interest and exchange rate on short term and long term deposits	251	(504)	304	(602)
Changes in accrued interest and exchange rate on short term and long term bank loan	4	—	73	—
Non-cash impairment, restructuring and other costs	(19,094)	—	152	—
Amortization of premium and discount and accrued interest on marketable securities, net	10,761	(5,650)	(8,827)	(26,502)
Loss from equity method investment	626	—	2,469	—
Remeasurement loss (gain) on marketable equity securities and investments in privately held companies	—	—	1,674	(42)
Changes in deferred income taxes, net	852	(2,097)	(4,160)	(66,913)
Changes in operating lease right-of-use assets	6,952	4,842	19,173	14,445
Changes in operating lease liabilities	(18,559)	10,736	4,479	36,035
Loss (gain) on foreign exchange, net	937	(11,876)	(1,595)	(17,714)
Decrease (increase) in trade receivables	4,540	666	(3,064)	(9,944)
Decrease (increase) in prepaid expenses and other current and long-term assets	10,468	(16,715)	(36,710)	35,526
Increase (decrease) in trade payables	27,415	6,907	28,816	(15,012)
Increase (decrease) in employees and payroll accruals	(7,829)	11,326	(6,862)	(31,413)
Increase (decrease) in short term and long term deferred revenues	(297)	18,316	56,932	88,889
Increase in accrued expenses and other current liabilities	14,955	45,253	118,143	122,576
Net cash provided by operating activities	78,282	128,699	212,372	424,525
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	345,030	70,649	375,200	178,429
Investment in short-term deposits and restricted deposits	—	(345,000)	(100)	(457,810)
Proceeds from available-for-sale marketable debt securities	—	8,510	635,360	59,810
Investment in trading marketable debt securities	(99,010)	(87,032)	(326,286)	(278,038)
Proceed from trading marketable debt securities	99,009	87,032	325,867	277,249
Purchase of property and equipment and lease prepayment	(3,560)	(1,144)	(9,509)	(6,038)
Capitalization of internal use of software	(251)	(273)	(777)	(1,099)
Proceeds from (investment in) other assets	—	—	—	(10,458)
Payment for Businesses acquired, net of acquired cash	—	—	—	(18,545)
Proceed from realization of investments in privately held companies	—	—	1,330	417
Purchases of investments in privately held companies	—	(1,950)	(5,265)	(5,058)
Net cash provided by (used in) investing activities	341,218	(269,208)	995,820	(261,141)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	22,095	31,604	48,617	54,618
Purchase of treasury shares	—	(175,000)	—	(475,000)
Purchase of treasury shares under tender offer	—	—	(1,623,438)	—
Proceeds from credit facility loan	—	—	500,000	—
Proceeds from private placement (ordinary shares and warrants)	—	—	260,000	—
Payment of issuance costs related to private placement	—	—	(8,408)	—
Proceeds from issuance of convertible senior notes	—	1,150,000	—	1,150,000
Repayment of convertible notes	—	(575,000)	—	(575,000)
Payments of debt issuance costs	—	(25,934)	—	(25,934)
Purchase of capped call	—	(71,875)	—	(71,875)
Net cash provided by (used in) financing activities	22,095	333,795	(823,229)	56,809
Effect of exchange rates on cash, cash equivalent and restricted cash	(937)	1,418	1,595	17,714
INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	440,658	194,704	386,558	237,907
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	262,776	704,142	316,876	660,939
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—End of period	$703,434	$898,846	$703,434	$898,846

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Creative Subscriptions	$406,709	$356,174	$1,187,420	$1,039,306
Business Solutions	163,456	149,020	486,974	429,469
Total Revenues	$570,165	$505,194	$1,674,394	$1,468,775

Creative Subscriptions	$407,022	$366,350	$1,231,608	$1,100,690
Business Solutions	165,981	148,193	495,516	434,682
Total Bookings	$573,003	$514,543	$1,727,124	$1,535,372

Free Cash Flow	$74,471	$127,282	$202,086	$417,388

Free Cash Flow excluding acquisition and restructuring costs	$99,637	$159,410	$273,065	$449,516

Total consolidated ARR	$2,021,491	$1,761,675	$2,021,491	$1,761,675

Wix.com Ltd.
RECONCILIATION OF REVENUES TO BOOKINGS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Revenues	$570,165	$505,194	$1,674,394	$1,468,775
Change in deferred revenues	(297)	18,316	56,932	88,910
Change in unbilled contractual obligations	3,135	(8,967)	(4,202)	(22,313)
Bookings	$573,003	$514,543	$1,727,124	$1,535,372

Y/Y growth	11%		12%

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Creative Subscriptions Revenues	$406,709	$356,174	$1,187,420	$1,039,306
Change in deferred revenues	(2,822)	19,143	48,390	83,697
Change in unbilled contractual obligations	3,135	(8,967)	(4,202)	(22,313)
Creative Subscriptions Bookings	$407,022	$366,350	$1,231,608	$1,100,690

Y/Y growth	11%		12%

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Business Solutions Revenues	$163,456	$149,020	$486,974	$429,469
Change in deferred revenues	2,525	(827)	8,542	5,213
Business Solutions Bookings	$165,981	$148,193	$495,516	$434,682

Y/Y growth	12%		14%

Wix.com Ltd.
RECONCILIATION OF COHORT BOOKINGS
(In millions)

	Nine Months Ended
	September 30,
	2026	2025
	(unaudited)
Q1 Cohort revenues	$63	$33
Q1 Change in deferred revenues	28	22
Q1 Cohort Bookings	$91	$55

Wix.com Ltd.
RECONCILIATION OF REVENUES AND BOOKINGS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended
	September 30,
	2026	2025
	(unaudited)
Revenues	$570,165	$505,194
FX impact on Q3/26 using Y/Y rates	641	—
Revenues excluding FX impact	$570,806	$505,194

Y/Y growth	13%

	Three Months Ended
	September 30,
	2026	2025
	(unaudited)
Bookings	$573,003	$514,543
FX impact on Q3/26 using Y/Y rates	312	—
Bookings excluding FX impact	$573,315	$514,543

Y/Y growth	11%

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2026	2025	2026	2025
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$2,942	$3,539	$9,256	$10,331
Research and development	28,778	32,233	91,135	95,822
Selling and marketing	7,147	9,448	23,443	27,671
General and administrative	11,880	14,345	37,231	45,441
Total share based compensation expenses	50,747	59,565	161,065	179,265
(2) Amortization	2,034	1,355	6,103	4,086
(3) Acquisition related expenses	32,025	35,432	110,992	41,519
(4) Amortization of debt discount and debt issuance costs	1,288	959	3,860	2,548
(5) Restructuring and other costs	—	—	27,109	—
(6) Sales tax accrual and other G&A expenses	339	945	1,008	706
(7) Unrealized gain on equity and other investments	—	70	1,674	28
(8) Non-operating foreign exchange expenses	(4,032)	2,460	13,658	11,283
(9) Provision for income tax effects related to non-GAAP adjustments	—	—	(385)	—
(10) Loss from equity method investment	626	—	2,469	—
Total adjustments of GAAP to Non GAAP	$83,027	$100,786	$327,553	$239,435

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Gross Profit	$386,816	$345,266	$1,110,523	$1,003,715
Share based compensation expenses	2,942	3,539	9,256	10,331
Acquisition related expenses	22	20	66	183
Amortization	1,454	915	4,364	2,250
Non GAAP Gross Profit	$391,234	$349,740	$1,124,209	$1,016,479

Non GAAP Gross margin	69%	69%	67%	69%

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Gross Profit - Creative Subscriptions	$334,109	$297,073	$955,277	$870,007
Share based compensation expenses	2,097	2,494	6,561	7,303
Acquisition related expenses	22	20	66	183
Amortization	710	—	2,128	—
Non GAAP Gross Profit - Creative Subscriptions	$336,938	$299,587	$964,032	$877,493

Non GAAP Gross margin - Creative Subscriptions	83%	84%	81%	84%

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Gross Profit - Business Solutions	$52,707	$48,193	$155,246	$133,708
Share based compensation expenses	845	1,045	2,695	3,028
Amortization	744	915	2,236	2,250
Non GAAP Gross Profit - Business Solutions	$54,296	$50,153	$160,177	$138,986

Non GAAP Gross margin - Business Solutions	33%	34%	33%	32%

Wix.com Ltd.
RECONCILIATION OF OPERATING INCOME (LOSS) TO NON-GAAP OPERATING INCOME
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Operating income (loss)	$(16,411)	$(7,371)	$(144,930)	$74,340
Adjustments:
Share based compensation expenses	50,747	59,565	161,065	179,265
Amortization	2,034	1,355	6,103	4,086
Impairment, restructuring and other charges	—	—	27,109	—
Sales tax accrual and other G&A expenses	339	945	1,008	706
Acquisition related expenses	32,025	35,432	110,992	41,519
Total adjustments	$85,145	$97,297	$306,277	$225,576

Non GAAP operating income	$68,734	$89,926	$161,347	$299,916

Non GAAP operating margin	12%	18%	10%	20%

Wix.com Ltd.
RECONCILIATION OF NET INCOME (LOSS) TO NON-GAAP NET INCOME AND NON-GAAP NET INCOME PER SHARE
(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Net income (loss)	$(13,695)	$(589)	$(147,520)	$90,880
Share based compensation expenses and other Non GAAP adjustments	83,027	100,786	327,553	239,435
Non-GAAP net income	$69,332	$100,197	$180,033	$330,315

Basic Non GAAP net income per share	$1.64	$1.80	$3.82	$5.92
Weighted average shares used in computing basic Non GAAP net income per share	42,324,613	55,651,271	47,165,694	55,754,920

Diluted Non GAAP net income per share	$1.42	$1.68	$3.35	$5.55
Weighted average shares used in computing diluted Non GAAP net income per share	48,762,077	59,563,452	53,662,599	59,430,280

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Net cash provided by operating activities	$78,282	$128,699	$212,372	$424,525
Capital expenditures, net	(3,811)	(1,417)	(10,286)	(7,137)
Free Cash Flow	$74,471	$127,282	$202,086	$417,388

Restructuring and other costs	25,166	—	33,700	—
Cash paid for acquisition-related costs	—	32,128	37,279	32,128
Free Cash Flow excluding acquisition and restructuring costs	$99,637	$159,410	$273,065	$449,516